UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 34)

B+H OCEAN CARRIERS LTD.
(Name of Issuer)

Common Stock, par value of $0.01 per share
(Title of Class of Securities)

055090 10 4
(CUSIP Number)

Deborah Paterson, 441.295.8313
3rd Floor, Par La Ville Place, 14 ParLaVille Road
Hamilton HM 08 Bermuda
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ÿ

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

schedule 13D
CUSIP No. 055090 10 4		Page 2 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Michael S. Hudner S. S. No.: ###-##-####
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 3,586,823 shares (See Item 5)
	9	sole dispositive power - 0 -
	10	shared dispositive power 3,586,823 shares (See Item 5)

11	aggregate amount beneficially owned by each reporting person 3,586,823 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 50.05%
14	type of reporting person* IN

schedule 13D
CUSIP No. 055090 10 4		Page 3 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Trevor J. Williams S. S. No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United Kingdom

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 3,386,823 shares (See Item 5)
	9	sole dispositive power - 0 -
	10	shared dispositive power 3,386,823 shares (See Item 5)

11	aggregate amount beneficially owned by each reporting person 3,386,823 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 48.62%
14	type of reporting person* IN

schedule 13D
CUSIP No. 055090 10 4		Page 4 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Devonport Holdings Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization British Virgin Islands

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 1,289,567 shares (See Item 5)
	9	sole dispositive power - 0 -
	10	shared dispositive power 1,289,567 shares (See Item 5)

11	aggregate amount beneficially owned by each reporting person 1,289,567 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 18.51%
14	type of reporting person* CO

schedule 13D
CUSIP No. 055090 10 4		Page 5 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person B+H/Equimar 95 Associates, L.P. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Marshall Islands

number of shares beneficially owned by each reporting person with	7	sole voting power (See Items 3 and 5)
	8	shared voting power ---
	9	sole dispositive power ---
	10	shared dispositive power ---

11	aggregate amount beneficially owned by each reporting person 0 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 0%
14	type of reporting person* PN

schedule 13D
CUSIP No. 055090 10 4		Page 6 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Fundamental Securities International Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization British Virgin Islands

number of shares beneficially owned by each reporting person with	7	sole voting power (See Item 5)
	8	shared voting power 1,289,567 (See Items 3 and 5)
	9	sole dispositive power ---
	10	shared dispositive power 1,289,567 (See Items 3 and 5)

11	aggregate amount beneficially owned by each reporting person 1,289,567 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 18.51%
14	type of reporting person* CO

schedule 13D
CUSIP No. 055090 10 4		Page 7 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Northhampton Holdings, Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization British Virgin Islands

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 - (See Item 5)
	8	shared voting power 2,011,926 (See Item 5)
	9	sole dispositive power - 0 -
	10	shared dispositive power 2,011,926 (See Item 5)

11	aggregate amount beneficially owned by each reporting person 2,011,926 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 28.88%
14	type of reporting person* CO

schedule 13D
CUSIP No. 055090 10 4		Page 8 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person B+H Management, Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Bermuda

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 690 (See Item 5)
	9	sole dispositive power 0
	10	shared dispositive power 690 (See Item 5)

11	aggregate amount beneficially owned by each reporting person 690 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 0.01%
14	type of reporting person* CO

schedule 13D
CUSIP No. 055090 10 4		Page 9 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Anthony Dalzell S. S. No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 84,640 shares (See Item 5)
	9	sole dispositive power 100
	10	shared dispositive power 84,640 shares (See Item 5)

11	aggregate amount beneficially owned by each reporting person 84,640 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 1.22%
14	type of reporting person* IN

SCHEDULE 13D
CUSIP No. 055090 10 4		Page 10 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Harbor Holdings Corp. I.R.S. 13-3635175
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 200,000 shares (See Item 5)
	9	sole dispositive power -0-
	10	shared dispositive power 200,000 shares (See Item 5)

11	aggregate amount beneficially owned by each reporting person 200,000 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 2.79%
14	type of reporting person* CO

schedule 13D
CUSIP No. 055090 10 4		Page 11 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Dean Investments Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds*
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Cayman Islands

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 84,540 shares (See Item 5)
	9	sole dispositive power 84,540
	10	shared dispositive power 84,540 shares (See Item 5)

11	aggregate amount beneficially owned by each reporting person 84,540 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 1.21%
14	type of reporting person* CO

Item 1. Security and Issuer.

This Statement on Schedule 13D, Amendment 34, relates to the shares of Common Stock, $.01 par value per share (the "Shares"), of B+H Ocean Carriers Ltd., a Liberian corporation (the “Issuer”). The principal executive offices of the Company are located at 14 Par La Ville Place, 3rd Floor, Hamilton HMO8, Bermuda.

Item 2. Identity and Background.

This Amendment No. 34 amends and supplements the Statement on Schedule 13D previously filed by Michael S. Hudner, Trevor J. Williams, Devonport Holdings Ltd. (“Devonport”), B+H/Equimar 95 Associates, L.P. (“Equimar 95”), Fundamental Securities International Ltd. (“Fundamental”), and Northhampton Holdings, Ltd. (“NHL”) with respect to the Shares. The reporting persons filing this amendment also include B+H Management Ltd. (“BHM”), Harbor Holdings Corp. (“Harbor”), Anthony Dalzell and Dean Investments Ltd. (“Dean Investments”).

Devonport is a British Virgin Islands corporation and is a general partner of Hamilton Holdings Company (“Hamilton”), a limited partnership which is the majority shareholder of Equimar Holdings, Ltd. (“Equimar Holdings”). Mr. Hudner is a general partner of Hamilton.

Equimar 95 is a Marshall Islands limited partnership whose general partner is B+H Equimar 95 Inc., a Liberian corporation (“B+H Equimar 95”). As the general partner, B+H Equimar 95 controls Equimar 95 and the limited partners of Equimar 95 have no rights to influence directly or indirectly the policy decisions of B+H Equimar 95. Mr. Williams is both President and director of Equimar 95. B+H Equimar 95 is an indirect wholly-owned subsidiary of Equimar Holdings.

Fundamental, a British Virgin Islands corporation, is a wholly-owned subsidiary of Equimar Holdings. Mr. Williams is both president and director of Fundamental, and Mr. Hudner is a general partner of Hamilton which is, indirectly, the parent of Fundamental. Equimar 95 and Fundamental hold 60.6% and 30.3% of the shares of the common stock of NHL, respectively.

Mr. Hudner is a 45% shareholder, a director and President of BHM, a Bermuda corporation. Mr. Williams is a 20% shareholder and a vice president of BHM. BHM owns options to purchase 690 Shares of the Issuer.

Mr. Hudner and a trust for the benefit of his family own Harbor, a Connecticut corporation. Harbor owns options to purchase 200,000 Shares.

Accordingly, Mr. Hudner and Mr. Williams may be deemed to share voting power and dispositive power of the 2,011,926 and 1,289,567 Shares of Common Stock beneficially owned by NHL and Fundamental, respectively and the 200,000 Shares and 690 Shares issuable upon exercise of options and beneficially owned by Harbor and BHM, respectively.

Anthony Dalzell is a beneficial owner of Dean Investments, a Cayman Islands corporation. Mr. Dalzell and Dean Investments executed a Voting Agreement, dated as of September 29, 2006 (the “Voting Agreement”), with the other reporting persons and accordingly became members of the group filing this Schedule 13D. Under the Voting Agreement, Mr. Dalzell and Dean Investments agreed to vote Shares of the Issuer as determined by the majority in interest of the reporting persons. Accordingly, Mr. Hudner and Mr. Williams may be deemed to share voting power of the Shares beneficially owned by Dean Investments.

None of the reporting persons has (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws or (ii) been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

Item 3. Source and Amount of Funds or Other Consideration.
BHM used its working capital to exercise an option.

Item 4. Purpose of transaction.
One of the transactions reported on this Schedule 13D, Amendment No. 34, was the exercise of options to purchase 30,770 Shares. In addition, Mr. Dalzell and Dean Investments executed the Voting Agreement with the other reporting persons and accordingly became members of the group filing this Schedule 13D. Under the Voting Agreement, Mr. Dalzell and Dean Investments agreed to vote Shares of the Issuer as determined by the majority in interest of the reporting persons. Dean Investments and Mr. Hudner reserve the right to terminate the Voting Agreement. The Voting Agreement does not affect the right of any of the parties thereto to dispose of Shares of the Issuer at any time. The Issuer may be deemed a controlled company under the rules of the American Stock Exchange and accordingly may not be subject to certain governance rules. Messrs. Hudner, Williams and Dalzell currently serve as directors and officers of the Issuer and intend to continue to participate in the management of the Company.

Item 5. Interest in the Securities of the Issuer.
(a)
Devonport beneficially owns an aggregate of 1,289,567 Shares representing a beneficial ownership percentage of 18.51%. NHL beneficially owns an aggregate of 2,011,926 Shares, representing a beneficial ownership percentage of 28.88%. Fundamental is a wholly-owned subsidiary of Equimar Holdings. Equimar 95 and Fundamental hold 60.6% and 30.3% of the shares of the common stock of NHL, respectively, and Equimar 95 may be deemed to be the beneficial owner of Shares beneficially owned by NHL. Harbor and BHM beneficially own 200,000 Shares and 690 Shares, respectively, issuable upon exercise of options expiring in 2011, representing a beneficial ownership percentage of 2.79% and 0.01%, respectively. Mr. Dalzell beneficially owns 84,640 Shares (including 84,540 Shares beneficially owned by Dean Investments), representing a beneficial ownership percentage of 1.22%. Dean Investments beneficially owns 84,540 Shares, representing a beneficial ownership percentage of 1.21%. Mr. Williams is both vice president and director of Fundamental and BHM. Mr. Hudner is both president and director of BHM, and Mr. Hudner is a general partner of Hamilton which is, indirectly, the parent of Fundamental. Mr. Hudner and a trust for the benefit of his family own Harbor. Accordingly, Mr. Hudner and Mr. Williams may be deemed to share voting and dispositive power of the 2,011,926, 1,289,567 and 690 Shares beneficially owned by NHL, Fundamental and BHM, respectively, and Mr. Hudner may be deemed to share voting and dispositive power of the 200,000 shares beneficially owned by Harbor. Under the Voting Agreement, Mr. Hudner and Mr. Dalzell may cause Dean Investments to vote in the same way as NHL, Fundamental, Harbor and BHM. Accordingly, Mr. Hudner and Mr. Williams may be deemed to share voting power of the 2,011,926, 1,289,567, 690, 100 and 84,540 Shares beneficially owned by NHL, Fundamental, BHM, Mr. Dalzell and Dean Investments, respectively, and Mr. Hudner may be deemed to share voting and dispositive power of the 200,000 Shares beneficially owned by Harbor, representing an aggregate beneficial ownership percentage of 50.05%.

(b)
Mr. Hudner and Mr. Williams may be deemed to share voting power and dispositive power of the 2,011,926, 1,289,567, 200,000 and 690 Shares beneficially owned by NHL, Fundamental and BHM, respectively. Mr. Hudner and Mr. Williams may be deemed to share voting power of the 2,011,926, 1,289,567, 690, 100 and 84,540 Shares beneficially owned by NHL, Fundamental, BHM, Mr. Dalzell and Dean Investments, respectively, and Mr. Hudner may be deemed to share voting and dispositive power of the 200,000 Shares beneficially owned by Harbor.

(c)
This Amendment No. 34 reports the exercise by Fundamental of options to purchase 30,770 Shares in March 2006 and the execution of the Voting Agreement among the reporting persons, dated September 29, 2006.

(d)	Not Applicable.
(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5(a) above.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement, dated as of September 29, 2006, by and among the reporting persons.

Voting Agreement, dated as of September 29, 2006, by and among the reporting persons.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 29, 2006

/s/ Michael S. Hudner Michael S. Hudner /s/ Trevor J Williams Trevor J. Williams /s/ Anthony Dalzell Anthony Dalzell	FUNDAMENTAL SECURITIES INTERNATIONAL, LTD. By /s/ Trevor J Williams NORTHHAMPTON HOLDINGS, LTD. By /s/ Trevor J Williams
DEAN INVESTMENTS LTD. By Jane E. Fleming	B + H MANAGEMENT LTD. By /s/ Trevor J Williams
DEVONPORT HOLDINGS LTD. By /s/ Trevor J Williams	HARBOR HOLDINGS CORP. By /s/ Michael S. Hudner
B+H/EQUIMAR 95 ASSOCIATES, L.P. By B+H Equimar 95 Inc., its General Partner By /s/ Michael S. Hudner

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of B + H Ocean Carriers Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of September 29,2006.

/s/ Michael S. Hudner Michael S. Hudner /s/ Trevor J Williams Trevor J. Williams /s/ Anthony Dalzell Anthony Dalzell	FUNDAMENTAL SECURITIES INTERNATIONAL, LTD. By /s/ Trevor J Williams NORTHHAMPTON HOLDINGS, LTD. By /s/ Trevor J Williams
DEAN INVESTMENTS LTD. By Jane E. Fleming	B + H MANAGEMENT LTD. By /s/ Trevor J Williams
DEVONPORT HOLDINGS LTD. By /s/ Trevor J Williams	HARBOR HOLDINGS CORP. By /s/ Michael S. Hudner
B+H/EQUIMAR 95 ASSOCIATES, L.P. By B+H Equimar 95 Inc., its General Partner By /s/ Michael S. Hudner

EXHIBIT B

VOTING AGREEMENT

This Voting Agreement (the "Agreement") is made as of the 29th day of September, 2006, by and among certain beneficial owners, as set forth in Schedule 1 hereto (the “Common Holders”), of the Common Stock (the “Common Stock) of B+H Ocean Carriers Ltd. (“B+H” or the “Company”).

RECITALS

WHEREAS, in order to induce the other Common Holders to enter into this Agreement, and for other consideration, the Common Holders have entered into this Agreement regarding the voting of the Common Stock acquired or beneficially owned by any Common Holder, including without limitation any shares of capital stock of the Company that may be issued upon exercise of any rights, warrants or options to purchase, or other securities convertible into, capital stock of B+H and any rights, warrants or options to purchase, or other securities convertible into such capital stock (collectively, with the Common Stock, the "B+H Securities");

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties and the Company hereby agree as follows:

1. EFFECTIVENESS. This Agreement shall be effective as of September 29, 2006 (the "Effective Date").

2. AGREEMENT TO VOTE. (a) In connection with all actions submitted for approval, written consent or a vote of the holders of the Common Stock from time to time, each Common Holder shall vote all of such Common Holder's B+H Securities (or grant or withhold approval or consent) in the same manner as the majority of B+H Securities voted on such matter by the Common Holders.

(b) Each Common Holder shall be present, in person or by proxy, at all meetings of holders of Common Stock so that all B+H Securities owned of record or beneficially owned by such Common Holder may be counted for the purpose of determining the presence of a quorum at such meetings.

(c) Nothwithstanding any other provision of this Agreement, each party shall have the right to acquire or dispose of any Common Stock without consulting the other Common Holders.

3. AFFILIATES. In the event any Affiliate of a Common Holder acquires any Common Stock during the term of this Agreement, such Common Holder agrees to use its best efforts to cause such Affiliate to become a party to this Agreement. For purposes of this Agreement, an "Affiliate" of a Common Holder shall be a person that controls, is controlled by or is under common control with such Common Holder.

4. TERMINATION OF AGREEMENT. This Agreement shall terminate upon the earlier to occur of (a) notice of termination from Michael Hudner, a Common Holder, and (b) notice of termination from Dean Investments Ltd., a Common Holder.

5. REPRESENTATIONS OF THE COMMON HOLDERS. Each Common Holder hereby represents and warrants that such Common Holder (a) owns beneficially and has the right to vote the Common Stock set forth opposite such Common Holder's name on Schedule 1, (b) such Common Holder has full power to enter into this Agreement, and (c) such Common Holder will not take any action inconsistent with the purposes and provisions of this Agreement.

6. ENFORCEABILITY; REMEDIES. The Company and each Common Holder shall take any and all actions necessary for the enforceability of this Agreement under Liberia law, including without limitation necessary filings or actions, if any, required by applicable Liberia corporate law. Each of the Company and each Common Holder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms including, without limitation, the right to entry of restraining orders and injunctions, whether preliminary, mandatory, temporary, or permanent, against a violation, threatened or actual, and whether or not continuing, of such obligation, without the necessity of showing any particular injury or damage, and without the posting of any bond or other security, it being acknowledged and agreed that any such breach or threatened breach would cause immediate and irreparable injury and that money damages alone would not provide an adequate remedy.

7. GENERAL PROVISIONS.

(a) All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

(b) This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract made and to be performed in New York, New York.

(c) This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

(d) If any provision of this Agreement shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of the Agreement, and this Agreement shall continue in all respects to be valid and enforceable.

(e) Whenever the context of this Agreement shall so require, the use of the singular number shall include the plural and the use of any gender shall include all genders.

(f) All notices hereunder shall be in writing and shall be deemed duly given or made (a) when personally delivered to the intended recipient (or an officer of the intended recipient) or when sent by facsimile (with a confirmation received by the sender); (b) on the second business day after the date sent when sent by nationally recognized overnight courier service; or (c) five business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, to the address set forth on Schedule 1 annexed hereto. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first above written. Execution of this Voting Agreement constitutes execution and delivery of the Joint Filing Agreement in the form attached hereto as Exhibit A.

B+H/EQUIMAR 95 ASSOCIATES, L.P. By B+H Equimar 95 Inc., its General Partner By _/s/ Michael S. Hudner	FUNDAMENTAL SECURITIES INTERNATIONAL, LTD. By _/s/ Trevor Williams
DEVONPORT HOLDINGS LTD. By _/s/ Trevor Williams	NORTHHAMPTON HOLDINGS, LTD. By _/s/ Trevor Williams
DEAN INVESTMENTS LTD. By _/s/ Jane E. Fleming	B + H MANAGEMENT LTD. By _/s/ Trevor Williams
_/s/ R. Anthony Dalzell Anthony Dalzell	_/s/ Michael S. Hudner Michael S. Hudner
__/s/ Trevor Williams Trevor J. Williams	HARBOR HOLDINGS CORP. By _/s/ Michael S. Hudner

SCHEDULE I

Common Holders
Name and Address	Number of Shares of Common Stock Bneficially Owned prior to date of this Agreement
Michael S. Hudner 3rd Floor, Par La Ville Place 14 Par La Ville Road Hamilton HM 08 Bermuda	3,509,683
Trevor J. Williams 3rd Floor, Par La Ville Place 14 Par La Ville Road Hamilton HM 08 Bermuda	3,509,683
Anthony Dalzell 3rd Floor, Par La Ville Place 14 Par La Ville Road Hamilton HM 08 Bermuda	100
Devonport Holdings Ltd. 3rd Floor, Par La Ville Place 14 Par La Ville Road Hamilton HM 08 Bermuda	1,289,567
B+H/Equimar 95 Associates, L.P. By B+H Equimar 95 Inc., its General Partner 3rd Floor, Par La Ville Place 14 Par La Ville Road Hamilton HM 08 Bermuda	0
Fundamental Securities International, Ltd. 3rd Floor, Par La Ville Place 14 Par La Ville Road Hamilton HM 08 Bermuda	1,289,567
Northhampton Holdings, Ltd. 3rd Floor, Par La Ville Place 14 Par La Ville Road Hamilton HM 08 Bermuda	2,011,926
B + H Management Ltd. 3rd Floor, Par La Ville Place 14 Par La Ville Road Hamilton HM 08 Bermuda	690
Dean Investments Ltd. POB 30464 SMB Grand Cayman Cayman Islands	84,540
Harbor Holdings Corp. c/o Navinvest Marine Services USA Inc, As Agents 19 Burnside Street Bristol, RI 02809	200,000